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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

NEVADA CHEMICALS, INC.
(Name Of Subject Company (Issuer))

CALYPSO ACQUISITION CORP.
CYANCO HOLDING CORP.
OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (CUSIP Number 64127C 10 7)

Todd E. Molz
Managing Director and General Counsel
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90017
Telephone: (213) 830-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$94,594,979.64	$3,733.50

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) the offer price of $13.37 per share of common stock multiplied by 7,004,172 shares of common stock, par value $0.001 per share ("Shares"), of Nevada Chemicals, Inc. ("Nevada Chemicals") outstanding as of September 19, 2008 and (2) the offer price of $13.37 minus $8.28, which is the weighted average exercise price of outstanding options to acquire Shares multiplied by 21,000, the number of outstanding options as of September 19, 2008.

**
The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals $39.30 per million of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,733.50	Filing Party: Calypso Acquisition Corp, Cyanco Holding Corp. and OCM Principal Opportunities Fund IV, L.P.
Form or Registration No.: Schedule TO-T	Date Filed: September 19, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the US Securities and Exchange Commission ("the "Commission") on September 19, 2008 (the "Schedule TO"), by OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership ("OCM"), Cyanco Holding Corp., a Delaware corporation ("Parent"), and an affiliate of OCM, and Calypso Acquisition Corp., a Utah corporation ("Offeror"), and an affiliate of OCM, relating to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares") of Nevada Chemicals, Inc., a Utah corporation ("Nevada Chemicals"), for $13.37 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2008, by and among Parent, Offeror and Nevada Chemicals, a copy of which is incorporated by reference as Exhibit (d)(1) to Schedule TO.

        Except as otherwise indicated in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

        The information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1

Item 4.    Terms of the Transaction

  Item 4 of Schedule TO is hereby amended and supplemented as follows:

  Section 14 of the Offer to Purchase entitled "Conditions of the Offer" is hereby amended and supplemented as follows:

  The following sentence is hereby added after the last paragraph of Section 14:

  "On September 23, 2008, the FTC and the Antitrust Division granted early termination of the HSR Act waiting period."

Item 11.    Additional Information.

  Item 11 of Schedule TO is hereby amended and supplemented as follows:

  Section 15 of the Offer to Purchase entitled "Legal Matters; Required Regulatory Approvals" is hereby amended and supplemented as follows:

  The following sentence is hereby added after the fifth paragraph of the section entitled "Antitrust" in Section 15:

  "On September 23, 2008, the FTC and the Antitrust Division granted early termination of the HSR Act waiting period."

2

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated September 19, 2008.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Press Release issued by Calypso Acquisition Corp., dated as of September 19, 2008.*
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nevada Chemicals, Inc.*
(d)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between OCM Principal Opportunities Fund IV, L.P. and Nevada Chemicals, Inc.*
(d)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*
(d)(4)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley.*
(d)(5)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*
(d)(6)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook.*
(d)(7)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*
(d)(8)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

3

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2008

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
Its:	General Partner
By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.
Its:	General Partner
By:	OAKTREE CAPITAL MANAGEMENT, L.P.
Its:	Director
By:	/s/ JORDON L. KRUSE
Name:	Jordon L. Kruse
Its:	Managing Director
By:	/s/ EMILY ALEXANDER
Name:	Emily Alexander
Its:	Senior Vice President, Legal
CYANCO HOLDING CORP.
By:	/s/ JORDON L. KRUSE
Name:	Jordon L. Kruse
Title:	President
CALYPSO ACQUISITION CORP.
By:	/s/ JORDON L. KRUSE
Name:	Jordon L. Kruse
Title:	President

4

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 19, 2008.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Press Release issued by Calypso Acquisition Corp., dated as of September 19, 2008.*
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nevada Chemicals, Inc.*
(d)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between OCM Principal Opportunities Fund IV, L.P. and Nevada Chemicals, Inc.*
(d)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*
(d)(4)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley.*
(d)(5)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*
(d)(6)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook.*
(d)(7)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*
(d)(8)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously Filed

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  Item 4. Terms of the Transaction
  Item 11. Additional Information.
  Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX